New York - AG	January 21, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Announces 2020 Production and Cost Guidance

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s 2020 production and cost guidance including capital investments and future growth initiatives. All amounts are in U.S. dollars unless stated otherwise.

“For 2020, our focus remains on adopting new innovation projects to modernize our processing plants to achieve higher recoveries, improve efficiencies and reduce operating costs,” said Keith Neumeyer, President & CEO. “We have witnessed significant benefits from high-intensity grinding at our Santa Elena operation in 2019 and we plan to install the same technology at San Dimas in 2020. In addition, we continue to advance underground development activities at the Ermitaño project near Santa Elena to prepare the mine for initial production in early 2021. Our increased investments in underground development and innovation in 2020 is expected to result in significant production growth in 2021 and beyond.”

The Company expects 2020 silver production to range between 11.8 to 13.2 million ounces with total production (including gold by-products) between 21.5 to 24.0 million silver equivalent ounces. The Company’s guidance only assumes production coming from its three largest mines: the San Dimas, Santa Elena and La Encantada mines. The San Martin and La Parrilla mines are expected to remain suspended throughout 2020 and the Del Toro mine is being wound down with no production in 2020. By suspending the Company’s highest cost lead and zinc mines, management is now able to focus all of its efforts on cost reduction and innovation at its most profitable silver and gold mines.

2020 Production and Cost Guidance Highlights

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The Company plans to increase production at San Dimas by restarting mining operations at the past-producing Tayoltita mine by the end of the first quarter and expects to ramp up production to 300 tpd by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and known to contain higher silver grades. In addition, the Company plans to install a new 3,000 tpd high-intensity grinding (“HIG”) mill circuit and an autogenous (“AG”) grinding mill in the second half of 2020 to further improve recoveries and reduce operating costs.

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Silver production at La Encantada is expected to increase to between 2.9 to 3.3 million ounces due to continued improvements in metallurgical recoveries and grades from the San Javier and La Prieta sub-level caving areas. Furthermore, the Company is preparing to bring the Milagros breccia into production in the fourth quarter of 2020.

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The Company expects higher silver production at Santa Elena due to improved metallurgical recoveries from the recently installed HIG mill. The Company also plans to install an autogenous/semi-autogenous (“AG/SAG”) grinding mill by the end of 2020 and plans to implement a dual-circuit flowsheet to separate the ultra-fine and coarse particles prior to leaching to further improve metallurgical recoveries and reduce energy costs. Additionally, the Company plans to convert power generation at Santa Elena from diesel to liquid natural gas in the fourth quarter of 2020.

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The San Martin mine is expected to remain in temporary suspension throughout 2020 due to security concerns as previously announced in the Company's news release on July 15, 2019. The Company continues to work with authorities to secure the area but there is no indication of when a restart of the operation might occur.

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Following an extensive review of the Del Toro operation, the Company has decided to temporarily suspend mining and milling operations in 2020 in order to improve operating cash flow and profit margins while focusing on an expanded drill program in the area. This expanded program will include approximately 22,450 metres of drilling to test near mine targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in economics to justify a restart. In the meantime, the Company will continue evaluating mining methods and metallurgical testwork on the San Juan orebody which contains a large zinc mineral resource. Additionally, the Company will continue supporting CSR projects and activities to assist local stakeholders and partners in the communities surrounding the La Parrilla and Del Toro mines. The Del Toro mine produced 493,636 silver equivalent ounces which accounted for approximately 2% of the Company’s total production in 2019.

A mine-by-mine breakdown of the 2020 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $17.00/oz, gold: $1,450/oz, MXN:USD 19:1.

Mine	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	6.5 - 7.2	81 - 90	13.4 - 14.9	2.47 - 3.62	8.28 - 10.10
Santa Elena	2.4 - 2.7	33 - 36	5.2 - 5.8	6.67 - 8.29	9.80 - 11.77
La Encantada	2.9 - 3.3	0	2.9 - 3.3	12.27 - 13.29	14.96 - 16.29
Totals:	11.8 - 13.2	114 - 126	21.5 - 24.0	$5.76 - $6.97	$13.37 - $15.46
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.61 to $2.90 per payable silver ounce.

The Company is projecting its 2020 AISC, as defined by the World Gold Council, to be within a range of $13.37 to $15.46 on a per consolidated payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2020 AISC to be within a range of $12.54 to $14.53 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation (1)	FY 2020 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce (2)	5.76 - 6.97
General and Administrative Costs	1.78 - 1.98
Sustaining Development Costs	2.09 - 2.33
Sustaining Property, Plant and Equipment Costs	1.88 - 2.10
Sustaining Exploration Costs	0.04 - 0.04
Profit Sharing	0.60 - 0.66
Lease Payments	0.40 - 0.45
Share-based Payments (non-cash)	0.65 - 0.72
Accretion of Reclamation Costs (non-cash)	0.18 - 0.20
All-In Sustaining Costs: (WGC definition)	$13.37 - $15.46
All-In Sustaining Costs: (WGC excluding non-cash items)	$12.54 - $14.53

1.
AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.	Total cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.10 per ounce.

Innovation Remains a Key Focus in 2020
As a result of significant improvements in metallurgical recoveries at Santa Elena following the installation of the 3,000 tpd HIG mill circuit in 2019, the Company has elected to install HIG mill technology at its San Dimas and La Encantada mines in 2020 and 2021, respectively.
At San Dimas, the Company plans to install a new 3,000 tpd HIG mill circuit in 2020 to further improve recoveries and reduce operating costs. The delivery of the HIG mill is expected in the first quarter of 2020 followed by installation and commissioning in the second half of 2020. Furthermore, milling at San Dimas will be converted into a single AG grinding mill thereby eliminating the use of the three standard ball mills currently in operation. This AG conversion is expected to reduce energy consumption, eliminate steel grinding media, improve metallurgical recoveries and streamline maintenance and mill practices.
At Santa Elena, the Company plans to implement a dual-circuit flowsheet to separate the ultra-fine and coarse particles prior to leaching to further improve metallurgical recoveries and reduce operating costs. Separating the different sized particles allows for more effective use of available retention time, decreased reagent consumption and improved filtration circuit performance. Additionally, a new AG/SAG mill circuit is expected to be commissioned by the end of 2020.
At La Encantada, the Company plans to invest in several plant modernizations in 2020 intended to improve processing efficiencies including, but not limited to: upgrading the tailings filter presses and belt conveyors; replacing the main gear and rakes for two thickeners; as well as completing the detailed engineering design in the second half of 2020 for a new 3,000 tpd HIG mill circuit, which is expected to be installed and commissioned in 2021.

Capital Investments for Future Growth
In 2020, the Company plans to invest a total of $171.5 million on capital expenditures consisting of $52.6 million for sustaining investments and $118.9 million for expansionary projects. This represents a 24% increase compared to the revised 2019 capital budget and is aligned with the Company’s future growth strategy of investments in HIG mill technology, processing plant modernizations and underground development of the Ermitaño project to prepare the mine for production in early 2021.
The 2020 annual budget includes total capital investments of $62.9 million to be spent on underground development; $32.9 million towards property, plant and equipment; $28.2 million in exploration; and $47.5 million towards corporate automation and efficiency projects. Additionally, the Company has been working on reducing its general and administration costs to rightsize the business due to the suspension of operations at Del Toro and La Parrilla. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.
The Company plans to complete a total of approximately 38,650 metres of underground development in 2020 compared with 54,517 metres completed in 2019. This 29% decrease is primarily due to the recent suspension of mining activities at the San Martin, La Parrilla and Del Toro mines. The 2020 development program consists of approximately 23,750 metres at San Dimas; 6,100 metres at Santa Elena; 4,450 metres at La Encantada; 3,800 metres at the Ermitaño project near Santa Elena; and 550 metres at Del Toro.
The Company also plans to complete approximately 192,900 metres of exploration drilling in 2020 compared to 204,371 metres completed in 2019. The 2020 drilling program consists of approximately 84,750 metres at San Dimas intended to add new mineral resources with a focus on the West, Central, and Tayoltita blocks; 30,500 metres at Santa Elena to continue exploring the Main and America veins and test greenfield targets around Los Hernandez; 21,200 metres at La Encantada with an emphasis on exploring the mineral potential of several brownfield targets; 15,000 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; and 22,450 metres at Del Toro and 19,000 metres at La Parrilla intended to test new brownfield and near mine targets.
Mr. Ramon Mendoza Reyes, Vice President Operations and Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Conference Call

The Company will be holding a conference call and webcast today, January 21, 2020 at 8:00 am PT (11:00 am ET) to discuss the quarterly production results as well as its 2020 production, cost and capital guidance. To participate in the conference call, please dial the following:
Toll Free Canada & USA:     1-800-319-4610
Outside of Canada & USA:    1-604-638-5340
Toll Free Germany:         0800 180 1954
Toll Free UK:             0808 101 2791
Participants should dial in 10 minutes prior to the conference.
Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.
The conference call will be recorded and you can listen to an archive of the conference by calling:
Canada & USA Toll Free:        1-800-319-6413
Outside Canada & USA:        1-604-638-9010
Access Code:             3930 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

About the Company
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.8 to 13.2 million silver ounces or 21.5 to 24.0 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.